UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-31221

Total number of pages: 15

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 6, 2014	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto
Head of Investor Relations

Information furnished in this form:

1.	Report filed on February 6, 2014 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2013 and DECEMBER 31, 2013

	Millions of yen
	March 31, 2013	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥340,261
Short-term investments	41,762	13,923
Accounts receivable	260,342	269,741
Receivables held for sale	638,149	738,165
Credit card receivables	194,607	219,163
Other receivables	289,849	288,876
Allowance for doubtful accounts	(16,843)	(12,831)
Inventories	180,736	255,398
Deferred tax assets	70,784	60,674
Prepaid expenses and other current assets	83,442	117,166

Total current assets	2,236,502	2,290,536

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	4,955,683
Buildings and structures	882,165	888,983
Tools, furniture and fixtures	532,506	538,206
Land	200,382	200,701
Construction in progress	127,592	135,199
Accumulated depreciation and amortization	(4,334,047)	(4,187,682)

Total property, plant and equipment, net	2,560,284	2,531,090

Non-current investments and other assets:
Investments in affiliates	474,502	473,749
Marketable securities and other investments	155,923	190,436
Intangible assets, net	691,651	658,361
Goodwill	217,640	234,467
Other assets	560,139	604,538
Deferred tax assets	273,084	260,772

Total non-current investments and other assets	2,372,939	2,422,323

Total assets	¥7,169,725	¥7,243,949

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥234
Short-term borrowings	12,307	2,018
Accounts payable, trade	705,724	630,208
Accrued payroll	55,961	42,321
Accrued interest	713	236
Accrued income taxes	135,418	117,715
Other current liabilities	150,300	168,667

Total current liabilities	1,130,860	961,399

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	220,781
Accrued liabilities for point programs	140,855	129,815
Liability for employees’ retirement benefits	171,221	165,939
Other long-term liabilities	145,202	138,941

Total long-term liabilities	628,300	655,476

Total liabilities	1,759,160	1,616,875

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,609	732,597
Retained earnings	4,112,466	4,293,835
Accumulated other comprehensive income (loss)	(49,112)	(8,891)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,590,053
Noncontrolling interests	42,090	37,021

Total equity	5,410,565	5,627,074

Commitments and contingencies

Total liabilities and equity	¥7,169,725	¥7,243,949

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2012 and 2013

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
Operating revenues:
Mobile communications services	¥2,399,141	¥2,220,208
Equipment sales	583,653	675,765
Other operating revenues	388,001	467,591

Total operating revenues	3,370,795	3,363,564

Operating expenses:
Cost of services (exclusive of items shown separately below)	741,149	789,440
Cost of equipment sold (exclusive of items shown separately below)	581,703	580,143
Depreciation and amortization	500,493	521,791
Selling, general and administrative	845,270	783,529

Total operating expenses	2,668,615	2,674,903

Operating income	702,180	688,661

Other income (expense):
Interest expense	(1,246)	(1,275)
Interest income	1,145	1,312
Other, net	(2,854)	14,857

Total other income (expense)	(2,955)	14,894

Income before income taxes and equity in net income (losses) of affiliates	699,225	703,555

Income taxes:
Current	237,574	259,871
Deferred	38,096	11,221

Total income taxes	275,670	271,092

Income before equity in net income (losses) of affiliates	423,555	432,463

Equity in net income (losses) of affiliates, net of applicable taxes	(13,717)	(7,220)

Net income	409,838	425,243

Less: Net (income) loss attributable to noncontrolling interests	6,648	4,932

Net income attributable to NTT DOCOMO, INC.	¥416,486	¥430,175

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥100.44	¥103.74

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
Net income	¥409,838	¥425,243
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	17,465	19,318
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(223)	49
Foreign currency translation adjustment, net of applicable taxes	4,270	15,630
Pension liability adjustment, net of applicable taxes	329	5,326

Total other comprehensive income (loss)	21,841	40,323

Comprehensive income	431,679	465,566

Less: Comprehensive (income) loss attributable to noncontrolling interests	6,636	4,830

Comprehensive income attributable to NTT DOCOMO, INC.	¥438,315	¥470,396

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2012 and 2013

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Operating revenues:
Mobile communications services	¥792,882	¥728,482
Equipment sales	221,285	276,341
Other operating revenues	149,308	159,770

Total operating revenues	1,163,475	1,164,593

Operating expenses:
Cost of services (exclusive of items shown separately below)	265,444	272,808
Cost of equipment sold (exclusive of items shown separately below)	207,420	254,177
Depreciation and amortization	176,278	182,695
Selling, general and administrative	283,262	239,406

Total operating expenses	932,404	949,086

Operating income	231,071	215,507

Other income (expense):
Interest expense	(337)	(483)
Interest income	417	455
Other, net	2,489	6,304

Total other income (expense)	2,569	6,276

Income before income taxes and equity in net income (losses) of affiliates	233,640	221,783

Income taxes:
Current	72,805	79,800
Deferred	18,708	6,703

Total income taxes	91,513	86,503

Income before equity in net income (losses) of affiliates	142,127	135,280

Equity in net income (losses) of affiliates, net of applicable taxes	(13,180)	(7,189)

Net income	128,947	128,091

Less: Net (income) loss attributable to noncontrolling interests	1,656	1,684

Net income attributable to NTT DOCOMO, INC.	¥130,603	¥129,775

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥31.50	¥31.30

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Net income	¥128,947	¥128,091
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,442	5,188
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(236)	58
Foreign currency translation adjustment, net of applicable taxes	1,824	61
Pension liability adjustment, net of applicable taxes	116	4,929

Total other comprehensive income (loss)	10,146	10,236

Comprehensive income	139,093	138,327

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,670	1,690

Comprehensive income attributable to NTT DOCOMO, INC.	¥140,763	¥140,017

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2012 and 2013

	Millions of yen
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
Cash flows from operating activities:
Net income	¥409,838	¥425,243
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	500,493	521,791
Deferred taxes	28,858	5,603
Loss on sale or disposal of property, plant and equipment	18,766	22,977
Impairment loss on marketable securities and other investments	10,716	1,477
Equity in net (income) losses of affiliates	22,566	12,778
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	686,106	(6,694)
(Increase) / decrease in receivables held for sale	(579,479)	(100,016)
(Increase) / decrease in credit card receivables	(12,405)	(13,088)
(Increase) / decrease in other receivables	(288,045)	1,340
Increase / (decrease) in allowance for doubtful accounts	(3,083)	(4,336)
(Increase) / decrease in inventories	(54,456)	(74,348)
(Increase) / decrease in prepaid expenses and other current assets	(16,874)	(31,465)
(Increase) / decrease in non-current installment receivables for handsets	88,075	—
(Increase) / decrease in non-current receivables held for sale	(158,606)	(30,209)
Increase / (decrease) in accounts payable, trade	9,518	(20,923)
Increase / (decrease) in accrued income taxes	(79,297)	(18,053)
Increase / (decrease) in other current liabilities	5,713	(2,817)
Increase / (decrease) in accrued liabilities for point programs	(15,397)	(11,040)
Increase / (decrease) in liability for employees’ retirement benefits	6,779	(5,428)
Increase / (decrease) in other long-term liabilities	(22,440)	(8,342)
Other, net	(9,578)	(2,331)

Net cash provided by operating activities	547,768	662,119

Cash flows from investing activities:
Purchases of property, plant and equipment	(415,629)	(383,602)
Purchases of intangible and other assets	(187,026)	(167,654)
Purchases of non-current investments	(6,876)	(14,838)
Proceeds from sale of non-current investments	1,744	3,398
Acquisitions of subsidiaries, net of cash acquired	(17,237)	(11,271)
Purchases of short-term investments	(633,832)	(36,661)
Redemption of short-term investments	773,950	55,095
Long-term bailment for consumption to a related party	(80,000)	—
Proceeds from redemption of long-term bailment for consumption to a related party	—	10,000
Short-term bailment for consumption to a related party	—	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	70,000
Other, net	696	(1,786)

Net cash used in investing activities	(474,210)	(547,319)

Cash flows from financing activities:
Proceeds from long-term debt	—	50,000
Repayment of long-term debt	(21,475)	(74,783)
Proceeds from short-term borrowings	17,554	10,004
Repayment of short-term borrowings	(8,155)	(21,804)
Principal payments under capital lease obligations	(2,229)	(1,619)
Dividends paid	(240,209)	(248,597)
Contributions from noncontrolling interests	2,349	13
Other, net	(3,097)	15,837

Net cash provided by (used in) financing activities	(255,262)	(270,949)

Effect of exchange rate changes on cash and cash equivalents	43	2,736

Net increase (decrease) in cash and cash equivalents	(181,661)	(153,413)
Cash and cash equivalents at beginning of period	522,078	493,674

Cash and cash equivalents at end of period	¥340,417	¥340,261

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,017	¥886
Cash paid during the period for:
Interest, net of amount capitalized	1,629	1,751
Income taxes	320,439	279,942

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(1) Adoption of new accounting standards

Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income —

Effective April 1, 2013, DOCOMO adopted Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”) in February 2013. ASU2013-02 requires an entity to present separately for each component of other comprehensive income, current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income and disclose the effect of reclassifications out of accumulated other comprehensive income on net income respective line items only for those items that are reported in their entirety in net income. For other items that are not reclassified in their entirely into net income, an entity is required to cross-reference to the note that provides additional information about the effect of the reclassification.

The adoption of ASU2013-02 does not have any impact on our results of operations and financial position. See “(3) Accumulated Other Comprehensive Income (Loss)” in Note 3 for related disclosure.

(2) Retrospective application of equity method for an investee

As a result of an application of the equity method for DOCOMO’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively, in accordance with Accounting Standards Codification (“ASC”) 323 “Investments—Equity Method and Joint Ventures” issued by the FASB. Consequently, the consolidated financial statements for the nine months ended December 31, 2012 and the fiscal year ended March 31, 2013 have been revised in DOCOMO’s consolidated financial statements for this retrospective application. Impacts on DOCOMO’s consolidated financial statements due to the retrospective application are as follows.

Impacts on the consolidated financial statements for the nine and three months ended December 31, 2012 —

The impacts on “Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes,” “Unrealized gains (losses) on cash flow hedges, net of applicable taxes,” “Foreign currency translation adjustment, net of applicable taxes,” “Pension liability adjustment, net of applicable taxes,” “Total other comprehensive income (loss),” “Comprehensive income” and “Comprehensive income attributable to NTT DOCOMO, INC.” in the consolidated statements of comprehensive income for the nine and three months ended December 31, 2012 were ¥(18,678) million, ¥(256) million, ¥(15,578) million, ¥406 million, ¥(34,106) million, ¥(34,106) million and ¥(34,106) million, respectively.

Impacts on the consolidated financial statements for the fiscal year ended March 31, 2013 —

The impacts on “Investments in affiliates,” “Marketable securities and other investments,” “Deferred tax assets,” “Non-current investments and other assets,” “Retained earnings,” “Accumulated other comprehensive income (loss)” and “NTT DOCOMO, INC. shareholders’ equity” in the consolidated balance sheet as of March 31, 2013 were ¥122,477 million, ¥(215,646) million, ¥34,069 million, ¥(59,100) million, ¥(4,607) million, ¥(54,493) million and ¥(59,100) million, respectively.

The impacts on “Other income (expense),” “Income before income taxes and equity in net income (losses) of affiliates,” “Income taxes,” “Equity in net income (losses) of affiliates, net of applicable taxes,” “Net income” and “Net income attributable to NTT DOCOMO, INC.” in the consolidated statement of income for the year ended March 31, 2013 were ¥(8,316) million, ¥(8,316) million, ¥(2,977) million, ¥732 million, ¥(4,607) million and ¥(4,607) million, respectively.

The impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 was ¥(1.11).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(3) Introduction of a defined contribution pension plan

For the three months ended December 31, 2013, NTT DOCOMO, INC. decided to make and adopted a transition from its “contract-type corporate pension plan” classified as a defined benefit pension plan to a defined contribution pension plan effective after April 1, 2014. The “contract-type corporate pension plan” continues to remain for the pension benefit earned up to March 31, 2014.

In accordance with ASC 715 “Compensation—Retirement Benefits” issued by the FASB, upon a curtailment of this pension plan, NTT DOCOMO, INC fully amortized its prior service cost and recognized a curtailment gain. The impact on the computation of net periodic pension cost was ¥5,131 million.

(4) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the nine months ended December 31, 2013.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(1) Dividends

The Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with the above (ii), the provision that DOCOMO may, subject to resolution of the Board of Directors, pay interim dividends with its record date as of September 30 of each year, is stipulated in DOCOMO’s articles of incorporation.

In the general meeting of shareholders held on June 18, 2013, the shareholders approved cash dividends of ¥124,403 million or ¥30 per share, payable to shareholders recorded as of March 31, 2013, which were declared by the board of directors on April 26, 2013. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 19, 2013.

On October 25, 2013, the board of directors declared interim cash dividends of ¥124,403 million or ¥30 per share, payable to shareholders recorded as of September 30, 2013. The source of interim cash dividends was “Retained earnings.” DOCOMO started paying the interim cash dividends on November 20, 2013.

(2) Issued Shares and Treasury Stock

The changes in the number of issued shares and treasury stock were as follows:

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2012	4,365,000,000	218,239,900

As of December 31, 2012	4,365,000,000	218,239,900

As of March 31, 2013	4,365,000,000	218,239,900

As of December 31, 2013	4,365,000,000	218,239,900

On April 26, 2013, the board of directors approved a stock split and the adoption of a unit share system. Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, DOCOMO conducted the 1:100 stock split and adopted the unit share system which sets 100 shares as a share–trading unit. There was no effective change to the investment units due to the stock split and adoption of the unit share system.

Public notice date of record date, record date and effective date were September 13, 2013, September 30, 2013 and October 1, 2013, respectively.

Per share data (“Weighted average common shares outstanding” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.”) in the consolidated statements of income, the impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 in “(2) Retrospective application of equity method for an investee” in Note 2, cash dividends per share in “(1) Dividends” in Note 3 and “Number of issued shares” and “Number of treasury stock” at the above table are calculated based on the number of shares after the stock split.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(3) Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months and the three months ended December 31, 2013 were as follows:

	Millions of yen
	Nine months ended December 31, 2013
	Unrealized holding gains (losses) on available-for-sale securities(*1)	Unrealized gains (losses) on cash flow hedges(*2)	Foreign currency translation adjustment(*3)	Pension liability adjustment(*5)	Total
As of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	18,895	12	10,106	8,179	37,192
Amounts reclassified from accumulated other comprehensive income (loss)	423	37	5,524	(2,853)	3,131

Other comprehensive income (loss)	19,318	49	15,630	5,326	40,323

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	(102)	—	(102)

As of December 31, 2013	¥55,690	¥(31)	¥(34,379)	¥(30,171)	¥(8,891)

	Millions of yen
	Three months ended December 31, 2013
	Unrealized holding gains (losses) on available-for-sale securities(*1)	Unrealized gains (losses) on cash flow hedges(*2)	Foreign currency translation adjustment(*4)	Pension liability adjustment(*5)	Total
As of September 30, 2013	¥50,502	¥(89)	¥(34,446)	¥(35,100)	¥(19,133)

Other comprehensive income (loss) before reclassifications	4,489	48	(5,383)	8,179	7,333
Amounts reclassified from accumulated other comprehensive income (loss)	699	10	5,444	(3,250)	2,903

Other comprehensive income (loss)	5,188	58	61	4,929	10,236

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	6	—	6

As of December 31, 2013	¥55,690	¥(31)	¥(34,379)	¥(30,171)	¥(8,891)

(*1)	Amounts reclassified from “Unrealized holding gains (losses) on available-for-sale securities” are included in “Other, net” of “Other income (expense)” in the consolidated statements of income.
(*2)

Amounts reclassified from “Unrealized gains (losses) on cash flow hedges” are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statements of income.

(*3)

Reclassified amounts from “Foreign currency translation adjustment” to “Other, net” of “Other income (expense)” and “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statements of income are ¥80 million and ¥5,444 million, respectively.

(*4)	Amounts reclassified from “Foreign currency translation adjustment” are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statements of income.
(*5)	Amounts reclassified from “Pension liability adjustment” are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

	Millions of yen
Nine months ended December 31, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,237,564	¥133,231	¥3,370,795
Operating expenses	2,512,711	155,904	2,668,615

Operating income (loss)	¥724,853	¥(22,673)	¥702,180

	Millions of yen
Nine months ended December 31, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,196,149	¥167,415	¥3,363,564
Operating expenses	2,496,274	178,629	2,674,903

Operating income (loss)	¥699,875	¥(11,214)	¥688,661

	Millions of yen
Three months ended December 31, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,108,863	¥54,612	¥1,163,475
Operating expenses	870,790	61,614	932,404

Operating income (loss)	¥238,073	¥(7,002)	¥231,071

	Millions of yen
Three months ended December 31, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,105,562	¥59,031	¥1,164,593
Operating expenses	886,476	62,610	949,086

Operating income (loss)	¥219,086	¥(3,579)	¥215,507

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(1) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. Management believes that no litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on its results of operations, cash flows or financial position.

(2) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2013 and December 31, 2013 were as follows:

	Millions of yen
	March 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥62,076	¥62,076	¥—	¥—
Equity securities (foreign)	78,789	78,789	—	—
Debt securities (foreign)	29	29	—	—

Total available-for-sale securities	140,894	140,894	—	—

Derivatives
Foreign exchange forward contracts	¥7	¥—	¥7	¥—

Total derivatives	7	—	7	—

Total	¥140,901	¥140,894	¥7	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥369	¥—	¥369	¥—

Total derivatives	369	—	369	—

Total	¥369	¥—	¥369	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥90,439	¥90,439	¥—	¥—
Equity securities (foreign)	85,930	85,930	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	176,374	176,374	—	—

Derivatives
Foreign exchange forward contracts	¥5	¥—	¥5	¥—
Foreign currency option contracts	228	—	228	—

Total derivatives	233	—	233	—

Total	¥176,607	¥176,374	¥233	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are measured based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(2) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances. DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO uses valuation techniques such as a discounted cash flow method and market approach techniques in order to determine the fair value of assets and liabilities classified as Level 3. DOCOMO selects a valuation technique which best reflects the nature, characteristics, and risks of each asset and liability, and also determines the unobservable inputs using the best and most relevant data available. DOCOMO verifies the appropriateness of valuation techniques and unobservable inputs, and may use third-party pricing information to evaluate the appropriateness of our valuation during the verification processes.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis were as follows:

	Millions of yen
	Nine months ended December 31, 2012
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥728,981	¥—	¥728,981	¥—	¥(8,386)
Investments in affiliates	3,211	—	—	3,211	(19,076)

	Millions of yen
	Nine months ended December 31, 2013
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥689,275	¥—	¥689,275	¥—	¥(8,538)

	Millions of yen
	Three months ended December 31, 2012
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥405,091	¥—	¥405,091	¥—	¥(6,991)
Investments in affiliates	3,211	—	—	3,211	(19,076)

	Millions of yen
	Three months ended December 31, 2013
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥460,294	¥—	¥460,294	¥—	¥(6,878)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

Investments in affiliates

Investments in affiliates was measured based on discounted cash flow method using unobservable inputs as a decline in value was other than temporary. Therefore, it was classified as Level 3.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The valuation techniques and significant unobservable inputs used to develop measurements of assets at fair value on a nonrecurring basis in Level 3 were as follows.

	Millions of yen
	Nine months ended December 31, 2012
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	3,211	Discounted cash flow method	Weighted average cost of capital	15.9%

	Millions of yen
	Three months ended December 31, 2012
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	3,211	Discounted cash flow method	Weighted average cost of capital	15.9%

7. Subsequent event:

None